Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Trina C. Winkelmann

202.739.5254

twinkelmann@morganlewis.com

November 4, 2009

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund 2 (the “Fund”) – Registration Statement

(File Nos. 333-159616 and 811-22123)

Dear Mr. Grzeskiewicz:

This letter responds to the oral comments we received from you on October 30, 2009 regarding the Fund’s Registration Statement on Form N-2/A, which was filed with the Securities and Exchange Commission (“SEC”) on October 23, 2009. We have revised the Fund’s filing under Rule 497 of the Securities Act of 1933, as amended, in response to each of your comments, which we plan to file on November 4, 2009. The following summarizes your comments and provides our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment. In the Summary of Fund Expenses table on page 13, under “Shareholder Transaction Expenses,” please delete the At-the-Market Transaction Fees and Privately Negotiated Transaction Fees and replace “Underwriting Syndicate Transaction Fees” with “Maximum Sales Charge.”

Response. We will modify the table as you request.

2.	Comment. Please add a sentence to the “Investment Objectives and Policies” sections stating that the Fund may invest in inverse floating rate securities and indicate to what extent. In addition, please add that the Fund may invest in inverse floating rate securities to the cover page, if room provides.

Response. We will add the following language to the “Investment Objectives and Policies” sections and the cover page: “The Fund may invest up to approximately 15% of its Managed Assets in inverse floating rate securities.”

Mr. John Grzeskiewicz

November 4, 2009

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or Tom Harman at 202.739.5662.

Sincerely,

/s/ Trina C. Winkelmann

c:	Kevin McCarthy

Thomas Harman

Monica Parry